Filed by MapQuest.com, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: MapQuest.com, Inc.
                        Commission File No. 000-25877


FOR IMMEDIATE RELEASE

Contact: James Thomas                       Jenifer Kirtland

         Chief Financial Officer            Vice President, Investor Relations
         MapQuest.com                       Wilson McHenry Company

         (717) 285-8525                     (510) 723-6200
         Jwthomas@MapQuest.com              Jkirtland@wmc.com

                   MAPQUEST.COM, INC. CONTINUES RECORD GROWTH
                           FOR THE FOURTH QUARTER 1999
                          Revenues surpass $11 million
       Internet-based revenue up 206%, driven by growth in B to B segment

New York, NY; March 14, 2000 -- MapQuest.com, Inc. (Nasdaq: MQST), a leader in wireless and online destination information, today announced its financial results for the fourth quarter and fiscal year ended December 31, 1999. Internet-related revenue from the consumer and business-to-business segments grew 206% to a record $6.8 million in the fourth quarter of 1999 from $2.2 million in the fourth quarter of 1998. Total revenue for the quarter was a record $11.1 million, 61% above $6.9 million in revenue in the comparable quarter of 1998. The net loss for the recent fourth quarter was $7.9 million compared to a net loss of $1.1 million for the same quarter in 1998. The pro forma basic and diluted net loss per share was $(0.23) for the recent quarter, compared to $(0.04) per share in the fourth quarter of 1998.

Included in the fourth quarter results were two non-recurring charges, totaling $1.7 million. The charges relate to transaction costs associated with potential acquisitions that were not consummated as well as costs associated with certain third-party patented technology used by MapQuest.com.

"We are very pleased with the continued strong growth of our Internet business, as we further expand our mapping solutions to businesses, consumers and wireless applications," said Michael Mulligan, Chairman and Chief Executive Officer of MapQuest.com. "During the fourth quarter, we added 234 new customers in the B2B segment of our business. On the consumer side, we continued to grow traffic to our site. We also began to focus additional resources on the growing wireless category. To continue our momentum and drive revenue growth, we made significant investments during the quarter in our wireless business, our Internet operational capability and marketing.


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


"In December, we announced our proposed acquisition by America Online, Inc., the world's leading interactive services company. We are proceeding towards completing that transaction on our expected timetable. We believe our acquisition by AOL will enable MapQuest.com to expand its destination solutions across a much wider audience and enable a broad base of advertisers and businesses to better target potential customers."

For the full year ended December 31, 1999, Internet-related revenues increased 149% to a record $19.7 million, compared with $7.9 million in l998. Total revenues for 1999 were $34.5 million, 40% above the $24.7 million in revenue in 1998. The company reported a net loss of $18.9 million for 1999, compared with a net loss of $3.8 million in the prior year. The pro forma basic and diluted net loss per share in 1999 was $(0.58), versus $(0.11) for 1998.

Internet Business-to-Business Segment Growth
--------------------------------------------

The business-to-business segment continues to grow. During the fourth quarter, MapQuest.com added 234 new customers, bringing the total customer base to over 1,000.

Since the new year, MapQuest.com has added several significant retail accounts. In January, the company signed an agreement with Wal-Mart, the largest retailer in the world, to provide maps and directions for the Wal-Mart website. In February, MapQuest.com also reached agreements with five additional retail chains, including Burger King Corporation, Chuck E. Cheese, Benihana, GNC and Learning Express, to incorporate its mapping solutions on their websites. These retailers join over 180 leading retailers in the U.S. that use MapQuest.com mapping solutions to help drive customers to their stores.

MapQuest.com also recently reached an agreement with Ford Motor Company to provide customized mapping solutions to Ford customers on its OwnerConnection website. Other recent new customers include iVillage.com, salesforce.com and MyTurn.com, leading vertical portals.


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


Internet Consumer Segment Expansion
-----------------------------------

During the fourth quarter, MapQuest.com increased its user base, ending the year with 3.5 million unique visitors in December (5.4% reach), according to Media Metrix. MapQuest.com is continuing its growth in 2000, reaching 6.1% of users on the Internet in January with 4.2 million unique visitors.

To provide MapQuest.com users with additional value-added services and to capitalize on the millions of printed pages generated by MapQuest users each month, in January, the company entered into a strategic partnership with eCoupons.com to integrate the eCoupons website within its site. The agreement provides MapQuest.com users with access to a wide variety of special coupons and merchant offers that are geographically relevant.

Wireless
--------

In the fourth quarter of 1999, MapQuest.com continued its aggressive expansion into wireless applications. MetroOne Telecommunications, Inc. agreed to license MapQuest.com mapping technology for subscribers of its national MetroOne Enhanced Directory Assistance (EDA), targeted at the telecommunications industry. MetroOne callers will be able to access door-to-door driving directions and a variety of other mapping services simply by dialing 411. MapQuest.com is also working with Nuance, a leader in voice interface software, to provide directions and traffic reports to telephone users.

About MapQuest.com
------------------

MapQuest.com, Inc. is a leader in online, voice, and wireless destination information solutions and digital mapping solutions. Implementing a diverse strategy for distribution, MapQuest.com provides mapping and directions to the end user anytime, anywhere. MapQuest.com licenses its technology to more than 1,000 business partners. Through these licensing agreements MapQuest.com helps businesses integrate maps and driving directions into their Internet, intranet, call centers, voice and wireless applications for improved marketing and customer service functions. MapQuest.com's diverse network of business partners includes: AOL (NYSE: AOL), CitySearch (Nasdaq: TMCS), Yahoo (Nasdaq: YHOO), Lycos (Nasdaq: LCOS), InfoSpace (Nasdaq: INSP), Infoseek (Nasdaq: SEEK), Excite @Home (Nasdaq: ATHM), Travelocity (NYSE: TSG), Wal-Mart (NYSE: WMT), Bank of America (NYSE: BAC), Blockbuster, and Dayton Hudson (NYSE: DH).

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


This press release  includes  certain  "forward-looking  statements"  within the meaning of the Private Securities Litigation Reform Act of 1995 concerning MapQuest.com's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and MapQuest.com cautions you that any forward-looking information provided by or on behalf of MapQuest.com is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions, (iii) the effect of federal, state and foreign regulation on MapQuest.com's business, (iv) the development of competitive websites and businesses; (v) MapQuest.com's relative mix of Internet and traditional and digital mapping businesses, (vi) MapQuest.com's ability to protect its intellectual property rights and (vii) the effect of any future acquisitions. Investors are also directed to consider the other risks and uncertainties discussed in MapQuest.com's Securities and Exchange Commission filings. All such forward-looking statements are current only as of the date on which such statements were made. MapQuest.com does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


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

                               MAPQUEST.COM, INC.
                  Unaudited Condensed Statements of Operations
               (in thousands, except share and per share amounts)



                                                       Three Months Ended                 Year Ended
                                                           December 31                    December 31
                                                      1999              1998           1999         1998
                                                      ----              ----           ----         ----
Revenues

       Business                                 $      4,575        $   1,648     $   13,113      $  6,536
       Consumer                                        2,246              580          6,601         1,376
                                                ------------------------------    ------------------------
       Total business and consumer revenues            6,821            2,228         19,714         7,912
       Digital mapping                                 4,273            4,642         14,773        16,805
                                                ------------------------------    ------------------------
               Total revenues                         11,094            6,870         34,487        24,717

Cost of Revenues

       Business and consumer                           3,728            1,274         10,634         4,809
       Digital mapping                                 3,201            3,817         11,371        12,837
                                                 -----------------------------    ------------------------
               Total cost of revenues                  6,929            5,091         22,005        17,646
                                                 -----------------------------    ------------------------

Gross profit                                           4,165            1,779         12,482         7,071
Operating expenses
       Sales and marketing                             6,924            1,530         19,889         5,243
       Product development                             2,172              537          6,008         2,955
       General and administrative                      3,618              805          6,946         2,326
                                                 -----------------------------    ------------------------
               Total operating expenses               12,714            2,872         32,843        10,524
                                                 -----------------------------    ------------------------
Operating loss                                        (8,549)          (1,093)       (20,361)       (3,453)

Interest income and expense, net                         640                9          1,680            54
Other income (expense)                                    (2)              10            184           244
                                                 -----------------------------    -------------------------
Loss before provision for income taxes                (7,911)          (1,074)       (18,497)       (3,155)
Provision for income taxes                              -                 -                1            -
                                                 -----------------------------    -------------------------
                Net loss                         $    (7,911)       $  (1,074)    $  (18,498)    $  (3,155)
Less preferred stock dividends and accretion               -              (38)          (378)         (667)
                                                 -----------------------------    -------------------------
Net loss applicable to common stockholders       $    (7,911)       $  (1,112)    $  (18,876)    $  (3,822)
                                                 -----------------------------    -------------------------
Basic and diluted loss per share                 $     (0.23)       $   (3.31)    $    (0.84)    $  (12.09)
Shares used to compute basic and diluted
loss per share                                    34,774,915          336,101      22,374,292      316,202

Pro forma basic and diluted loss per share       $     (0.23)       $   (0.04)    $    (0.58)    $   (0.11)
Shares used to compute pro forma basic and
diluted loss per share                            34,774,915       28,014,056     31,707,638    27,994,126


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

                               MAPQUEST.COM, INC.
                       Unaudited Condensed Balance Sheets

                                 (in Thousands)

                                                      December 31    December 31
                                                         1998            1999
                                                      -----------    -----------

ASSETS
Current assets:

   Cash, cash equivalents, and investments
     in  marketable debt securities                     $    564      $  42,956

   Accounts receivable, net                                6,775         12,518
   Inventories                                             1,365          1,197
   Prepaid expenses and other current assets                 629          2,597
                                                        ---------     ---------
             Total current assets                          9,333         59,268

Property and equipment, net                                1,844          5,011
Other assets                                                 273            731
                                                        --------      ---------
             Total assets                               $ 11,450      $  65,010
                                                        ========      =========


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable                                     $  1,715      $   3,246
   Current portion of note payable                            48              -
   Accrued personnel costs                                   562          2,393
   Advance billings on contracts                             498          1,480
   Deferred revenue                                        1,208          4,081
   Other accrued liabilities                               1,001          3,953
                                                        --------      ---------
         Total current liabilities                         5,032         15,153
                                                        --------      ---------

Convertible Redeemable Preferred Stock-Series A            6,550              -
Cumulative Redeemable Preferred Stock-Series B             8,332              -
Convertible Redeemable Preferred Stock-Series C           11,595              -

Notes receivable arising from issuance of preferred
 stock                                                      (291)             -

Stockholders' equity (deficit):
   Common stock                                                -             36
   Notes receivable for common stock                           -           (224)
   Additional paid in capital                                140         88,829
   Retained deficit                                      (19,908)       (38,784)
                                                        ---------      ---------
          Total stockholders' equity (deficit)           (19,768)        49,857
                                                        ---------      ---------

          Total liabilities and stockholders'
            equity (deficit)                            $ 11,450      $  65,010
                                                        ========     ==========


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